UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32257/ September 12, 2016

In the Matter of

FS GLOBAL CREDIT OPPORTUNITIES FUND
FS GLOBAL CREDIT OPPORTUNITIES FUND-ADV
FS GLOBAL ADVISOR, LLC

201 Rouse Boulevard
Philadelphia, PA 19112

(812-14567)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, AND
PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund-ADV and FS Global
Advisor, LLC filed an application on October 16, 2015, and amendments to the application on
February 18, 2016, June 3, 2016 and August 4, 2016, requesting an order under section 6(c) of
the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(c) and
18(i) of the Act, and pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The
order permits certain registered closed-end management investment companies to issue multiple
classes of shares with sales loads and to impose asset-based service and/or distribution fees and
contingent deferred sales loads.

On August 17, 2016, a notice of the filing of the application was issued (Investment Company
Act Release No. 32221). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement
is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different
from or less advantageous than that of other participants.

Accordingly, in the matter of FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund-ADV and FS Global Advisor, LLC (File No. 812-14567),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary